UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*


                                FOOD LION, INC.
                               (Name of Issuer)

                     Class B Common Stock, $.50 per share
                        (Title of Class of Securities)

                                  344775-10-1
                                (CUSIP Number)

                                Gwynne H. Wales
                                 White & Case
                          1155 Avenue of the Americas
                           New York, New York 10036
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 15, 1994
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
 CUSIP No. 344775-10-1                             Page 2 of 35 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Etablissements Delhaize Freres et Cie, "Le Lion" S.A. ("Delhaize 'Le Lion'"). Delhaize "Le Lion" has not I.R.S. identification number.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a) (x)
                                   (b) ( )

  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     Not applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                   ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Belgium
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7  SOLE VOTING POWER:



  8  SHARED VOTING POWER:

     120,443,462 shares of Class B Common Stock
  9  SOLE DISPOSITIVE POWER:

     57,090,682 shares of Class B Common Stock

 10  SHARED DISPOSITIVE POWER



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     125,972,680 shares of Class B Common Stock

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                   ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.6% of Class B Common Stock

 14  TYPE OF REPORTING PERSON*

     CO
*    SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No. 344775-10-1                             Page 3 of 35 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Delhaize The Lion America, Inc. ("Detla")
     EI No. 51-0232323

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a) (x)
                                   (b) ( )

  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     Not applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                   ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7  SOLE VOTING POWER:



  8  SHARED VOTING POWER:

     120,443,462 shares of Class B Common Stock
  9  SOLE DISPOSITIVE POWER:

     63,352,780 shares of Class B Common Stock

 10  SHARED DISPOSITIVE POWER:



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     125,972,680 shares of Class B Common Stock

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

                                   ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.6% of Class B Common Stock

 14  TYPE OF REPORTING PERSON*

     CO

*    SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No. 344775-10-1                             Page 4 of 35 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tom E. Smith
     SS No. ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a) ( )
                                   (b) (x)

  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     Not applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                   ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7  SOLE VOTING POWER:

     1,529,267 shares of Class B. Common Stock

  8  SHARED VOTING POWER:


  9  SOLE DISPOSITIVE POWER:

     1,529,267 shares of Class B Common Stock

 10  SHARED DISPOSITIVE POWER



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     125,972,680 shares of Class B Common Stock

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                   ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.6% of Class B Common Stock

 14  TYPE OF REPORTING PERSON*

     IN
*    SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No. 344775-10-1                             Page 5 of 35 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ralph W. Ketner
     SS No. ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a) ( )
                                   (b) (x)

  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     Not applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                   ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7  SOLE VOTING POWER:

     3,999,951 shares of Class B Common Stock

  8  SHARED VOTING POWER:


  9  SOLE DISPOSITIVE POWER:

     3,999,951 shares of Class B Common Stock

 10  SHARED DISPOSITIVE POWER



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     125,972,680 shares of Class B Common Stock

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                   ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.6% of Class B Common Stock

 14  TYPE OF REPORTING PERSON*

     IN
*    SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.   Security and Issuer.

          This Amendment No. 6 ("Amendment No. 6") is filed on behalf of Delhaize "Le Lion", and Detla, with respect to its Schedule 13 D (the "Schedule 13D"), as amended by Amendment No. 1 thereto ("Amendment No. 1),

Amendment No. 2 thereto dated September 1, 1983 ("Amendment No. 2"), Amendment No. 3 thereto dated March 16, 1988 ("Amendment No. 3"), and Amendment No. 4 thereto dated October 3, 1988 ("Amendment No. 4"), and Amendment No. 5 thereto dated March 20, 1992 ("Amendment No. 5") relating to the Class B Common Stock $.50 per share of Food Lion, Inc., a North Carolina Corporation, to add the following information.

Item 2.   Identity and Background.

     (a)  DETLA

          Directors and Executive Officers.

          Reference is made to Exhibit B which is incorporated herein by reference.

          Disclosure of Legal Proceedings.

          Neither Detla nor any director or executive officer of Detla has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to, such laws, during the last five years.

     (b)  Delhaize "Le Lion"

          Directors and Executive Officers.

          Reference is made to Exhibit A which is incorporated herein by
reference.          Disclosure of Legal Proceedings.

          Neither Delhaize "Le Lion" nor any director or executive officer of Delhaize "Le Lion" has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

Item 4. Purpose of Transaction.

          The 1988 Shareholders Agreement, as described in Item 4 of Amendment No. 4 to Schedule 13D filed by Delhaize "Le Lion" on October 3, 1988 was amended on May 5, 1994 (the "Amendment"). Pursuant to such Amendment on such date, Mr. Ralph W. Ketner ceased to be a party to the 1988 Shareholders Agreement. A copy of the Amendment is attached hereto as Exhibit C. The 1988 Shareholders Agreement has been superseded on September 15, 1994 by the 1994 shareholders Agreement (the "1994 Shareholders Agreement"), among Delhaize "Le Lion", Detla and Food Lion, Inc. a copy of which is attached hereto as Exhibit
D. This summary of provisions, including the definitions of defined terms not defined herein, is qualified in its entirety by reference to the Amendment and to the 1994 Shareholders Agreement.

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

          (d) Section 1 of the 1994 Shareholders Agreement, provides for the establishment of a Nominating Committee of the Board of Directors for the purpose of nominating the slate of directors to be submitted to the shareholders for election at the annual meeting or at any meeting of the shareholders at which a director or directors are to be elected and filling any vacancy that may arise from time to time. The composition of the Nominating Committee, of each slate of directors and the other responsibilities of the Nominating Committee are set forth as follows:

            (i) The Nominating Committee consists of three directors, one of whom is designated by the Shareholders, one of whom is the Chief Executive Officer of the Company (or his designee from among the members of the Board of Directors of the Company) and one of whom is an independent director;

           (ii) The slate of directors nominated by the Nominating Committee consists of ten (10) persons, four (4) of whom are proposed by the Chief Executive Officer of Delhaize "Le Lion" (hereinafter the "Delhaize Designees"), two (2) of whom are proposed by the Chief Executive Officer of the Company (hereinafter the "CEO Designees") and four (4) of whom are independent directors;

          (iii) In the event that any director ceases to be a director of the Company, then the Nominating Committee shall nominate an appropriate person to fill such vacancy, selected in the same manner as the director who ceased being director;

           (iv) The Nominating Committee recommends its slate of directors or any individual nominee to the Board of Directors of the Company. Any nomination(s) of directors recommended by the Nominating Committee shall be approved by the Board of Directors by Special Vote (i.e., 70%). In the event that the Board of Directors fails to approve a slate or any individual nominee proposed by the Nominating Committee, the Nominating Committee shall meet to propose another slate, or nominee, as the case may be, acceptable to the Board of Directors.

       (e) The 1994 Shareholders Agreement does not provide any provision relating to a dividend policy.

       (f)  Not applicable.

       (g) Section 3 of the 1994 Shareholders Agreement provides that the By-Laws of the Company shall be modified so as to require an affirmative vote of at least 70% of the directors approving certain actions and in particular to elect a chief executive officer other than Tom Smith, sell or otherwise dispose of a substantial part of the Company's assets other than in the ordinary course of business, and for the merger or consolidation of the Company with and into any other corporation. Until the required shareholders vote is obtained to render such provision effective, subparagraph 3(a) of the 1988 Shareholders Agreement remains in full force and effect.

       (h)  Not applicable.

       (i)  Not applicable.

       (j)  Not applicable.

Item 5. Interest in Securities of the Issuer.

       (a) The number and percentage of shares of Class B Common Stock solely beneficially owned by each reporting person as of September 9, 1994 are as follows:

 Name of                                                                               Percentage of Out-
 Reporting                           Number                                          standing Class B Common
 Person                              of Shares                                         Stock of the Company

 Delhaize "Le Lion"                    57,090,682 <F1>                                                    23.8
 Detla                                 63,352,780 <F1>                                                    26.4

 Tom E. Smith                           1,529,267 <F1><F2>                                                 0.6
                                                  <F3>

 Ralph W. Ketner                        3,999,951 <F1><F2>                                                1.7
                                      125,972,680                                                        52.6 <F4>


       Delhaize "Le Lion" and Detla hereby expressly disclaim beneficial ownership of the shares of Class B Common Stock beneficially owned by Tom E. Smith and Ralph W. Ketner; Tom E. Smith and Ralph W. Ketner hereby expressly disclaim

  <F1> Reference is made to Item 6 of this Statement.

  <F2> Include all options presently exercisable or exercisable within 60 days.

  <F3> Includes 203 shares of Class B Common Stock owned by Mr. Smith's wife and excludes 348,912 shares of Class B Common Stock owned by trusts created by Mr. Smith for his children and over which Mr. Smith exercises no voting or investment power.

  <F4> Percentages do not foot due to rounding.


beneficial ownership of the shares of Class B Common Stock beneficially owned by Delhaize "Le Lion" and Detla; and each of Tom E. Smith and Ralph W. Ketner disclaim beneficial ownership of Class B Common Stock beneficially owned by the other.

       (b)  Reference is made to pages 2 to 5 of this Statement.

       (c)  Since July 1, 1994, the following transactions took place:

            None.

       (d)  Not applicable.

       (e) Pursuant to the Amendment, on May 5, 1994, Mr. Ralph W. Ketner ceased to be a party to the 1988 Shareholders Agreement. Mr. Tom E. Smith is not a party to the 1994 Shareholders Agreement. As a result of such action each of Mr. Ketner and Mr. Smith neither beneficially holds 5% of the Class B Common Stock of the Company, nor is part of any group which beneficially owns 5% of the Class B Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Section 2 of the 1994 Shareholders Agreement sets forth a voting agreement between the Shareholders (i) to vote in favor of the slate of directors proposed by the Nominating Committee and approved by the Board of Directors of the Company and (ii) not to participate, directly or indirectly, in any effort to cause cumulative voting to be in effect for any election of directors of the Company.

       On June 30, 1981, the Company entered into an agreement with Mr. Ralph
W. Ketner providing for the purchase after his death of that number of shares of Class A and B Common Stock of the Company which the personal representative of Mr. Ketner's estate may elect to sell to the Company. The Company will not be required to purchase shares having an aggregate purchase price in excess of $3,000,000. The purchase price for the shares to be acquired by the Company pursuant to this agreement will be an amount equal to 95% of the means of the high and low "asked" prices of the Class A and Class B Common Stock of the Company as reported in The Wall Street Journal during the six-month period ending on the day next preceding Mr. Ketner's death.

Item 7. Material to be Filed as Exhibits.

       A copy of the Amendment is attached hereto as Exhibit C, a copy of the 1994 Shareholders Agreement is attached as Exhibit D hereto, and a copy of the Joint Filing Agreement pursuant to Rule 13d-1(f) is attached as Exhibit E.

Signatures

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETABLISSEMENTS DELHAIZE FRERES
ET CIE, "LE LION" S.A.:


By:  /s/ Gui de Vaucleroy
Name:    Gui de Vaucleroy
Title:   Chief Executive Officer
         and President

Dated: September 15, 1994


DELHAIZE THE LION AMERICA, INC.:


By:    /s/Gui de Vaucleroy
Name:  Gui de Vaucleroy
Title:  Chief Executive Officer
        and Chairman

Dated: September 15, 1994



       /s/ Tom E. Smith
       Tom E. Smith

Dated: September 15, 1994



       /s/ Ralph W. Ketner
       Ralph W. Ketner

Dated: September 15, 1994



                                                            EXHIBIT INDEX



      Exhibit No.                       Description                               Page

           A List of Directors and Executive Officers of Delhaize "Le Lion"
           B List of Directors and Executive Officers of Detla

           C             First Amendment to the 1988 Shareholders
                         Agreement

           D             1994 Shareholders Agreement
           E             Joint Filing Agreement pursuant to Rule
                         13d-1 (f)(1)(iii)





                               Attachment Index

Pursuant to Item 101(a)(2)(ii) of Regulation S-T and Rule 13d-2(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, attached to this filing are the following documents:

             Attachment No. 1:     Schedule 13D dated October 15, 1976
             Attachment No. 2:     Amendment No. 1 to Schedule 13D dated
                                   November 16, 1976
             Attachment No. 3:     Amendment No. 2 to Schedule 13D dated
                                   September 1, 1983
             Attachment No. 4:     Amendment No. 3 to Schedule 13D dated
                                   March 16, 1988
             Attachment No. 5:     Amendment No. 4 to Schedule 13D dated
                                   October 3, 1988
             Attachment No. 6:     Amendment No. 5 to Schedule 13D dated
                                   March 20, 1992

                                           Attachment No. 1



                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                 SCHEDULE 13D





                         Filed pursuant to Rule 14d-1
                   under the Securities Exchange Act of 1934



                                      by



                     ESTABLISSEMENTS DELHAIZE FRERES & CIE
                                "LE LION" S.A.

                               Rue Osseghem, 53
                            1080 Brussels, Belgium




                       with respect to the Common Stock,
                          $.50 par value per share of
                            FOOD TOWN STORES, INC.




                    Copies of communications with regard to
                       this Statement should be sent to:

                             Messrs. White & Case
                                14 Wall Street
                           New York, New York  10005

                                 SCHEDULE 13D



Item 1.   Security and Issuer

          Common Stock, $.50 par value per share, of Food Town Stores, Inc., a North Carolina corporation having its principal place of business at Post Office Box 1330, Harrison Road, Salisbury, North Carolina 28144 (the "Company"), registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Stock").

Item 2.   Identity and Background

          (a)  Company:  Establissements Delhaize Freres &
                           Cie "Le Lion" S.A. ("Delhaize")
                         Rue Osseghem, 53
                         1080 Brussels, Belgium

               Officers and Directors:  See Exhibit A, attached.

               Controlling person:  Not applicable.

          (b)  Company:  Not applicable.

               Officers and Directors:  See Exhibit A, attached.

          (c)  Company:  Retail food sales and distribution.

               Officers and Directors:  See Exhibit A, attached.

          (d)  Company:  Not applicable.

               Officers and Directors:  See Exhibit A, attached.

          (e) Neither Delhaize nor any officer or director of Delhaize have been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, during the last 10 years.

Item 3.   Source and Amount of Funds or Other Consideration

          Delhaize is offering to purchase 391,000 shares of the Stock of the Company's other shareholders at a purchase price of $25 per share. If 391,000 shares are tendered and purchased pursuant to such offer (the "Tender Offer"), the maximum amount of funds required by Delhaize (not including fees and expenses) will be $9,775,000. Such funds will be obtained from Delhaize's working capital.

Item 4.   Purpose of Transaction

          The purpose of the purchase pursuant to the Tender Offer is to allow Delhaize to increase its equity investment in the Company. If the Tender Offer is successful Delhaize will hold an aggregate of approximately 52% of the issued and outstanding shares of the Stock. Delhaize has no plans or proposals to liquidate the Company, to sell its assets, to merge it with any other company, or to request any other major change in its business, management or corporate structure.

Item 5.   Interest in Securities of the Issuer

          Delhaize presently owns 1,027,000 shares of the Stock and has agreed to purchase 50,000 shares of Stock from the Company at $25 per share.
Delhaize has no right to acquire, directly or indirectly, any Stock other than as discussed in this paragraph or in Item 6 below. No officer or director of Delhaize and no associate of Delhaize or of any such officer or director owns or has a right to acquire, directly or indirectly, any Stock. Neither Delhaize, any officer or director of Delhaize, nor any affiliated person has effected any transaction in the Stock during the past 60 days except for the purchase from the Company discussed above and the purchase in brokerage trans-actions by Delhaize during the period from September 7, 1976 through September 17, 1976 of an aggregate of 34,000 shares at an aggregate price of $704,500 exclusive of commissions, the highest price paid being 21 plus commission on September 16, and the lowest, 19 1/4 plus commission on September 7.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

          Pursuant to a Stock Purchase Agreement, dated as of October 18, 1974 (the "Stock Purchase Agreement") among the Company, Delhaize and Messrs. Ralph Ketner, James Berrier, Clifford Ray, Wilson Smith and Tom Smith, each of whom was at the time a director of the Company (the "Selling Shareholders"), Delhaize purchased 50,000<F1> shares of the Stock from the Company and an aggregate of 68,000<F1> shares of the Stock from the Selling Shareholders.

<F1>  Shares are not adjusted to reflect a 200% Stock dividend paid in
September 1976.

  Shares are not adjusted to reflect a 200% Stock dividend paid in September
1976.
Pursuant to such agreement, the Company also agreed, among other things, (i) to employ a controller satisfactory to the Company and to Delhaize, (ii) to provide Delhaize with registration rights (at Delhaize's expense except in certain limited circumstances) with respect to Stock owned by it, (iii) to make public such information as may be required by Rule 144 or any similar rule in effect, and (iv) to enter into employment agreements with certain key employees of the Company to insure continuity of management. Pursuant to such agreement, employment agreements with Messrs. Ralph Ketner, Wilson Smith and Tom Smith are presently in effect providing for the employment of such persons as president and chief executive officer in the case of Mr. Ketner and as vice presidents in the case of the Messrs. Smith, for terms expiring in 1979 in the case of Mr. Ketner and Mr. Wilson Smith and 1984 in the case of Mr. Tom Smith. In addition, the Stock Purchase Agreement obligates the Company and the Selling Shareholders to indemnify Delhaize against liability or loss of Delhaize arising out of a breach of any representation made by the Company or any Selling Shareholder in connection with the sale of such 118,000<F1> shares. Further, pursuant to the Stock Purchase Agreement, Delhaize holds a right of first refusal with respect to additional Stock held by the Selling Shareholders. Ruth Ketner, Uzeal T. Berrier and Evelyeen W. Smith, the wives of certain of these Selling Shareholders have also granted Delhaize a right of first refusal with respect to Stock owned by them. These rights of first refusal currently related to an aggregate maximum of 356,772 shares of Stock including shares which may be acquired upon the exercise of stock options.

<F1>  Shares are not adjusted to reflect a 200% Stock dividend paid in
September 1976.

          In October 1974 Delhaize also entered into a Shareholders Agreement with the Selling Shareholders and the wives of certain Selling Shareholders providing for the aggregation of votes to vote to increase the Board of Directors of the Company to seven members and to elect a maximum of three members designated by Delhaize (Messrs. Beckers, LeClercq and de Vaucleroy (see Exhibit A)) and for the purpose of amending the Articles of Incorporation upon the request of Delhaize to increase the percentage of stockholder votes required to effect certain major corporate changes from a majority to two-thirds. Delhaize agreed to vote its Stock for the election of four members of the Board designated jointly by Ralph Ketner and those Selling Shareholders who are employees of the Company. Neither Delhaize nor the Selling Shareholders are presently obligated to vote for designees of the other in the event of a demand for cumulative voting. An Amendment to the Shareholders' Agreement dated October 13, 1976, effective as of the date of acceptance of the shares tendered pursuant to the Tender Offer, provides, however, that in the event of cumulative voting the parties would cumulate their votes to elect
(i) first, three directors designated by Delhaize, and (ii) second, as many additional directors designated by Mr. Ralph Ketner and the Selling Shareholders who are employees of the Company as the cumulative voting power of the parties permits. The Shareholders Agreement also provided for the amendment of the Company's by-laws to require a "special vote" of 80% of the directors to approve certain major corporate actions such as (i) electing a president other than Ralph Ketner; (ii) entering contracts involving amounts in the excess of $500,000, other than in the ordinary course of business;
(iii) making capital expenditures in the excess of $500,000 in any one case or $1,000,000 in the aggregate in any one fiscal year, other than in the ordinary course of business; (iv) issuing or selling securities of the Company, other than pursuant to the Company's current Stock Option Plan; (v) increasing the salary of any officer or employee receiving more than $25,000 annually by more than 15% annually; (vi) selling substantially all of the assets of, or merging, consolidating, reorganizing, recapitalizing or liquidating the Company; or (vii) amending the by-laws or Articles of Incorporation. Pursuant to the Shareholders' Agreement, the Board of Directors has been increased and the by-laws have been amended as agreed. In addition, the by-laws have been further amended to provide that a special vote is required to engage any new officer or employee at a salary in excess of the lowest salary paid to a Vice President of the Company.

          Delhaize and the Selling Shareholders also stated in the Shareholders' Agreement that it should be the policy of the Company beginning with its 1978 fiscal year to declare and pay dividends in an amount equal to approximately one third of the income after taxes computed on a consolidated basis for the year in which declared. Such acknowledgment does not, however, imply any legally enforceable mutual obligation to cause such dividend policy to be put into effect or otherwise interfere with the discretion of the Board of Directors in such regard but merely evidenced at that time the intention and expectations of the Selling Shareholders. Subject to the Company's financial condition in 1978, it is Delhaize's present intention that it will request the declaration of dividends in such amount at such time.

          By Agreement dated October 13, 1976, Delhaize has granted Mr. Ralph Ketner a 5-year option in respect of up to 20,000 shares of the Stock commencing six months and a day after the date of acceptance of the shares tendered pursuant to the Tender Offer at an option price initially equal to the net price paid for shares tendered pursuant to the Tender Offer and increasing pursuant to a formula designed to reflect financing costs of the holding of such shares by Delhaize. Mr. Ketner has agreed not to tender shares in response to this offer. To the extent less than 391,000 shares are tendered pursuant to this offer, the number of shares subject to this option will be reduced share for share and, accordingly, if less than 371,000 shares are tendered, this option will lapse in its entirety. If more than 371,000 but less than 391,000 are tendered Delhaize has agreed to use its best efforts to cause FTS to grant to Mr. Ralph W. Ketner an option to purchase a number of shares equal to the difference between the number subject to the option received from Delhaize and 20,000 shares.

          In a Stock Purchase Agreement dated as of October 13, 1976 between Delhaize and the Company, Delhaize agreed to purchase 50,000 shares of the Company at $25 per share on November 8, 1976.

          Delhaize and its directors and officers do not have any other contracts, arrangements or understandings with any person with respect to any securities of the Company, including but not limited to the transfer of any of said securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against losses or guaranties of profits, divi-sion of losses or profits, or the giving or withholding of proxies.

Item 7.   Persons Retained, Employed or to be Compensated

          Delhaize has retained Wachovia Bank and Trust Company N.A. to act as depositary bank and Registrar and Transfer Company to act as forwarding agent, for which each will receive compensation for its service. Other than such arrangements Delhaize has neither employed, retained or agreed to compensate any person to make solicitations or recommendations to the holders of the Stock.

Item 8.   Material to be Filed as Exhibits

          Exhibit 1 - Copy of the Offer to Purchase dated October 15, 1976 mailed to holders of record of the Stock on that date.

          Exhibit 2 - Copy of the letter of transmittal to be completed by those persons desiring to tender Stock.

          Exhibit 3 - Form of press release dated October 15, 1976.


                                   SIGNATURE


          Under authority granted by the Board of Directors of Delhaize, as indicated by the attached certificate of the Directors of Delhaize, and on behalf of Delhaize, we hereby certify that to the best of our knowledge and belief, the information set forth in this statement is true, complete and correct.


ESTABLISSEMENTS DELHAIZE FRERES
ET CIE. "LE LION" S.A.


By     /s/ G. Beckers
        Managing Director
            G. Beckers


By     /s/ J. Le Clercq
             Director
           J. Le Clercq


Dated:  October 15, 1976
                                   SIGNATURE

          Under authority granted by the Board of Directors of Delhaize, as indicated by the attached certificate of the Directors of Delhaize, and on behalf of Delhaize, we hereby certify that to the best of our knowledge and belief, the information set forth in this statement is true, complete and correct.


ESTABLISSEMENTS DELHAIZE FRERES
ET CIE. "LE LION" S.A.


By     /s/ G. Beckers
        Managing Director
            G. Beckers


By     /s/ J. Le Clercq
             Director
           J. Le Clercq


Dated:  October 15, 1976
                                              Attachment No. 2



                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.



                                AMENDMENT NO. 1


                                      TO


                            SCHEDULE 13D STATEMENT





                    Filed pursuant to Rules 13D-2 and 14d-1
                   under the Securities Exchange Act of 1934



                                      by



                    ESTABLISSEMENTS DELHAIZE FRERES & CIE.

                                "LE LION" S.A.

                              on October 15, 1976

                       with respect to the Common Stock,
                           $.50 par value per share


                                      of

                            FOOD TOWN STORES, INC.
                                 Harrison Road
                           Salisbury, North Carolina

1.   Item 5.   Interest in Securities of the Issuer is hereby amended by
deleting the current paragraph and inserting the following:

     Delhaize has no right to acquire, directly or indirectly, any Stock other than as discussed in this paragraph or in item 6 below. No officer or director of Delhaize and no associate of Delhaize or of any such officer or director owns or has a right to acquire, directly or indirectly, any Stock. Neither Delhaize, any officer or director of Delhaize, nor any affiliated person has effected any transaction in the Stock during the past 60 days except:

          (a) the purchase from the Company, on November 8, 1976, of 50,000 shares of Stock at $25 per share, pursuant to a Stock Purchase Agreement, dated October 13, 1976, among the Company and Delhaize;

          and

          (b) the purchase of 391,000 shares, on November 12, 1976, of Stock pursuant to the Tender Offer of October 15, 1976 subject in certain instances to subsequent delivery of share certificates and other required documents or to the prompt correction of minor irregularities in connection with such tender.

               Stock acquired in the above transactions, together with Stock previously owned by Delhaize, results in a current holding of 1,468,000 shares of Stock by Delhaize.


                                   SIGNATURE


          Under authority granted by the Board of Directors of Delhaize, as indicated by the attached certificate of the Directors of Delhaize, and on behalf of Delhaize, we hereby certify that to the best of our knowledge and belief, the information set forth in this amendment to this statement is true, complete and correct.


ESTABLISSEMENTS DELHAIZE FRERES
ET CIE. "LE LION" S.A.


By     /s/ G. Beckers
        Managing Director
            G. Beckers


By     /s/ J. Le Clercq/
             Director
           J. Le Clercq


Dated:  November 16, 1976

                                                           Attachment No. 3

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)<F1>

                                FOOD LION, INC.
                               (Name of Issuer)

                    Common Stock, par value $.50 per share
                        (Title of Class of Securities)

                                  344775-10-1
                                (CUSIP Number)

                                Gwynne H. Wales
                                 White & Case
                                14 Wall Street
                             New York, N.Y. 10005
                              Tel. (212) 732-1040
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 18, 1983
                     (Date of Event which Requires Filing
                              of this Statement)

          Various events on various dates from July 18, 1983 to date
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


<F1>  The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (continued on following page(s))
                              Page 1 of 36 Pages
                                      13D
   CUSIP No. 344775-10-1                             Page 2 of 38 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Etablissements Delhaize Freres et Cie, "Le Lion" S.A. ("Delhaize 'Le Lion'"). Delhaize "Le Lion" has no I.R.S. identification number.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY
 4    SOURCE OF FUNDS*
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Belgium
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:  14,415,028
 9    SOLE DISPOSITIVE POWER:  9,383,607

 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      14,415,028
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.1%

 14   TYPE OF REPORTING PERSON*
      CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!13D
 CUSIP No. 344775-10-1                             Page 3 of 38 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Delhaize The Lion America, Inc. ("Detla")
      EI No. 51-0232323

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY
 4    SOURCE OF FUNDS*
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:  14,415,028

 9    SOLE DISPOSITIVE POWER:  3,999,000
 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      14,415,028

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.1%

 14   TYPE OF REPORTING PERSON*
      CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!13D

 CUSIP No. 344775-10-1                             Page 4 of 38 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ralph W. Ketner

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY
 4    SOURCE OF FUNDS*
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:  14,415,018
 9    SOLE DISPOSITIVE POWER:  792,131

 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      14,415,028

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.1%

 14   TYPE OF REPORTING PERSON*
      IN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!13D
 CUSIP No. 344775-10-1                             Page 5 of 38 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tom E. Smith

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY
 4    SOURCE OF FUNDS*
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:  14,415,028
 9    SOLE DISPOSITIVE POWER:  242,800

 10   SHARED DISPOSITIVE POWER
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      14,415,028

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.1%

 14   TYPE OF REPORTING PERSON*
      IN


    * SEE INSTRUCTIONS BEFORE FILLING OUT!Item 2.  Identify and Background.


(a)  DELHAIZE "LE LION"
     Place of Organization.
     Delhaize "Le Lion" is incorporated under the laws of Belgium. Principal Business.

     Delhaize "Le Lion" is primarily engaged in retail food sales and distribution.
     Address of Principal Office.
     rue Osseghem 53
     1080 Brussels, Belgium
     Directors and Executive Officers.
     Reference is made to Exhibit A which is incorporated herein by reference. Disclosure of Legal Proceedings.
     Neither Delhaize "Le Lion" nor any director or officer of Delhaize "Le Lion" has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.
     Controlling Person.
     Not applicable.
(b)  Detla
     Place of Organization.
     Detla is incorporated under the laws of Delaware.
     Principal Business.
     Detla is a holding company which owns 100% of Food Giant, Inc.'s capital stock and 15.3% of Food Lion, Inc.'s capital stock.
     Address of Principal Office.
     225 Peachtree Street, N.E.
     Atlanta, Georgia  30303
     Directors and Executive Officers.
     Reference is made to Exhibit B which is incorporated herein by reference. Disclosure of Legal Proceedings.
     Neither Detla nor any director or officer of Detla has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.
     Controlling Person
     Detla is a wholly owned subsidiary of Delhaize "Le Lion". Reference is made to (a) above for all information to be disclosed in respect to Delhaize "Le Lion".
(c)  RALPH W. KETNER
     Business Address.
     P.O. Box 1330, Harrison Road
     Salisbury, North Carolina  28144
     Present Principal Occupation.
     Chairman of the Board, Chief Executive Officer and Treasurer, Food Lion,
Inc.
     Disclosure of Legal Proceedings.
     Mr. Ketner has not been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.
     Citizenship.
     U.S. citizen.
(d)  TOM E. SMITH
     Business Address.
     P.O. Box 1330, Harrison Road
     Salisbury, North Carolina  28144
     Present Principal Occupation.
     President and Chief Operating Officer, Food Lion, Inc.Disclosure of Legal Proceedings.
          Mr. Smith has not been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

          Citizenship.
          U.S. citizen.Item 5. Interest in Securities of the Issuer.
          (a) The number and percentage of shares solely beneficially owned by each reporting person as of July 15, 1983 are as follows:

                      Name of                                                         Percentage of Outstanding
                      Reporting Person                 Number of Shares               Stock of the Company

                      Delhaize "Le Lion"                  9,383,607<F1>                       35.83

                      Detla                               3,999,000<F1>                       15.27

                      Ralph W. Ketner                       789,521<F1><F2>                    3.02
                      Tom E. Smith                          242,800<F1><F2>                     .93

                                                         14,415,028                           55.05


<F1>  Reference is made to Item 6 of this Statement.

<F2)  Includes all options presently exercisable or exercisable within 60 days.



          (b)  Reference is made to pages 2, 3, 4 and 5 of this Statement.
          (c) The reporting persons have no knowledge of transactions of shares during the past sixty days except Ralph W. Ketner made several gifts totaling 2,510 shares on July 8, 1993.
          (d)  Not applicable.
          (e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of
        the Issuer.
          On October 18, 1974, Delhaize "Le Lion" and Ralph W. Ketner, James
J. Berrier, Clifford Ray, Wilson L. Smith, Tom E. Smith, Ruth J. Ketner, Uzeal
T. Berrier and Evelyeen W. Smith entered into a shareholders agreement (the "Shareholders Agreement") providing for the aggregation of votes to vote at the next meeting of Shareholders to increase the number of Directors of Food Lion, Inc. ("the Company") from five to seven, to elect four Directors designated by Messrs. Ketner, Berrier, Ray, W. Smith and T. Smith, and to elect three Directors designated by Delhaize "Le Lion". An amendment to the Shareholders Agreement among the same parties, dated October 13, 1976, provideS that in the event of cumulative voting the parties would cumulate their votes to elect first the three Directors designated by Delhaize "Le Lion", then for such number of the Directors designated by Messrs. ketner, Berrier, Ray, W. Smith and T. Smith as the cumulative voting power of the parties permits.
          The Shareholders Agreement was terminated by agreement of the parties thereto (the "Termination Agreement") effective July 18, 1983, and a new shareholders agreement was entered into on the same date by Delhaize "Le Lion", Detla, Ralph W. Ketner and Tom E. Smith (the "Shareholders 1983 Agreement"). The Shareholders 1983 Agreement, which is effective for a period of six years, provides for the aggregation of votes to elect three Directors designated by Mr. Ketner and to elect three Directors designated by Delhaize "Le Lion". In the event of cumulative voting, the parties would vote for Directors in the same manner as described in the Shareholders Agreement. The Shareholders 1983 Agreement also provides for the continuation of the requirement that the By-Laws provide for the affirmative vote of at least 80 per cent of the Directors for certain major corporate actions. The Shareholders 1983 Agreement further provides that the parties thereto will not vote for any amendment to the Charter of the Company unless approved by all of the parties to such agreement and provides for the establishment of a Finance Committee of the Board of Directors whose members will consist of the Chairman and President of the Company and three members designated by Delhaize "Le Lion". The Finance Committee will have the responsibility for approving the capital expenditure budget of the Company and the size, location and format of the stores and warehouses of the Company, and will act by majority vote.
          Pursuant to a separate agreement entered into on October 18, 1974, among all the parties to the Shareholders Agreement, Delhaize "Le Lion" was granted a right of first refusal with respect to shares of Common Stock owned by each of such other parties. This right of first refusal was terminated by the Termination Agreement.
Item 7.  Material to be Filed as Exhibits.
          Copies of the Termination Agreement and the Shareholders 1983 Agreement are attached as Exhibits C and D, respectively.Signatures.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Statement is true, complete and correct.
FOR DELHAIZE "LE LION":
Under authority granted by the Board of Directors of Delhaize "Le Lion":
                      08-05-1983                      08-05-1983
             (Date)                          (Date)

             /s/Guy Beckers                  /s/Jacques Le Clercq
             (Signature)                     (Signature)

             Guy Beckers                     Jacques LeClercq
             (Name)                          (Name)

President and Chief
             Executive Officer               Director
             (Title)                         (Title)

FOR DETLA:

Under authority granted by the Board of Directors of Detla:

                      08-05-1983
             (Date)

             /s/Jacques Le Clercq
             (Signature)

             Jacques Le Clercq
             (Name)

             President
             (Title)

             RALPH W. KETNER                 TOM E. SMITH

             08-21-1983                      08-21-1983
             (Date)                          (Date)

             /s/Ralph W. Ketner/             /s/Tom E. Smith/
             (Signature)                     (Signature)


                                                Attachment No. 4



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)<F1>


                                FOOD LION, INC.
                               (Name of Issuer)

                     Class B. Common Stock, $.50 per share
                        (Title of Class of Securities)

                                  344775-10-1
                                (CUSIP Number)

                                Gwynne H. Wales
                                 White & Case
                          1155 Avenue of the Americas
                           New York, New York  10036
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

          Various events on various dates from July 18, 1983 to date
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


<F1> The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19
                                 SCHEDULE 13D
 CUSIP No. 344775-10-1                             Page 2 of 19 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Etablissements Delhaize Freres et Cie, "Le Lion" S.A. ("Delhaize 'Le Lion'"). Delhaize "Le Lion" has no I.R.S. identification number.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (*)
                                    (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(E)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Belgium

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:
      85,494,410 shares of Class B Common Stock

 9    SOLE DISPOSITIVE POWER:
      56,301,642 shares of Class B Common Stock
 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,434,410 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.5% of Class B Common Stock

 14   TYPE OF REPORTING PERSON*
      CO

              * SEE INSTRUCTIONS BEFORE FILLING OUT!SCHEDULE 13D


 CUSIP No. 344775-10-1                             Page 3 of 19 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Delhaize The Lion America, Inc. ("Detla")
      EI No. 51-0232323

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      Not applicable
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7    SOLE VOTING POWER:
 8    SHARED VOTING POWER:
      85,494,410 shares of Class B Common Stock

 9    SOLE DISPOSITIVE POWER:
      23,994,000 shares of Class B Common Stock

 10   SHARED DISPOSITIVE POWER
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,494,410 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.5% of Class B Common Stock
 14   TYPE OF REPORTING PERSON*
      CO

              * SEE INSTRUCTIONS BEFORE FILLING OUT!SCHEDULE 13D


 CUSIP No. 344775-10-1                             Page 4 of 19 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ralph W. Ketner
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      Not applicable
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:
      85,494,410 shares of Class B Common Stock

 9    SOLE DISPOSITIVE POWER:
      3,992,042 shares of Class B Common Stock
 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,494,410 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.5% of Class B Common Stock

 14   TYPE OF REPORTING PERSON*
      IN


              *  SEE INSTRUCTIONS BEFORE FILLING OUT!SCHEDULE 13D

 CUSIP No. 344775-10-1                             Page 5 of 19 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tom E. Smith

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY
 4    SOURCE OF FUNDS*
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:
      85,494,410 shares of Class B Common Stock
 9    SOLE DISPOSITIVE POWER:
      1,206,726 shares of Class B Common Stock

 10   SHARED DISPOSITIVE POWER
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,494,410 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.5% of Class B Common Stock

 14   TYPE OF REPORTING PERSON*
      IN


                 * SEE INSTRUCTIONS BEFORE FILLING OUT!Item 2.Identity and Background.
(a)  DETLA

     Place of Organization.
          Detla is incorporated under the laws of Delaware.
     Principal Business.
          Detla is a holding company which owns 15.1% of Food Lion, Inc.'s Class B Common Stock and 80% of the capital stock of Super Discount Markets, Inc., a supermarket chain.
     Address of Principal Office.
     Atlanta Plaza - suite 2160
     950 East Paces Ferry Road
     Atlanta, Georgia 30326
     Directors and Executive Officers.
          Reference is made to Exhibit B which is incorporated herein by reference.
     Disclosure of Legal Proceedings.
          Neither Detla nor any director or officer of Detla has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.
     Controlling Person.
          Detla is a wholly owned subsidiary of Delhaize "Le Lion." Reference is made to Exhibit A for a list of the Directors and Executive Officers of Delhaize "Le Lion" supplementary to the information disclosed in respect of Delhaize "Le Lion" in Amendment No. 2 to Schedule 13-D filed by Delhaize "Le Lion" on September 1, 1983.
Item 5.   Interest in Securities of the Issuer.
(a) The number and percentage of shares of Class B. Common Stock solely beneficially owned by each reporting person as of January 20, 1988 are as follows:

                                                                          Percentage of Outstanding
 Name of Reporting                                                       Class B Common Stock of the
 Person                                     Number of Shares                       Company

 Delhaize "Le Lion"                         56,301,642<F1>                            35.2

 Detla                                      23,994,000<F1>                            15.0

 Ralph W. Ketner                             3,992,042<F1><F2>                         2.5
 Tom E. Smith                                1,206,726<F1><F2>                         0.8

                                            85,494,410                                53.5
_______________
<F1>     Reference is made to Item 6 of this Statement.
<F2>     Includes all options presently exercisable or exercisable within 60 days.


(b)  Reference is made to pages 2, 3, 4 and 5 of this statement.
(c)  Since May 21, 1987, the following transactions took place:


                                                                Amount of
 Reporting                          Date of                    Securities              Price Per     Type of
 Person                           Transaction                   Involved               Share         Transaction


 Tom E. Smith                 5/21/87                          5,000 shares             $14.50       Open market sale

 Tom E. Smith                 5/22/87                          5,000 shares             $14.50       Open market sale

 Tom E. Smith                 5/25/87                          5,000 shares             $14.50       Open market sale
 Tom E. Smith                 5/26/87                         60,000 shares             $14.625      Open market sale

 Tom E. Smith                 6/24/87                          3,000 shares             $14.50       Private sale

 Ralph W. Ketner              10/29/87                    79,812,175                    $10.19       Two-for-one stock split



(d)  Not applicable

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.


          The Shareholders 1983 Agreement, as described in Item 6 of Amendment No. 2 to Schedule 13-D filed by Delhaize "Le Lion" on September 1, 1983, was amended on March 7, 1985, to increase the number of Directors designated by Mr. Ketner and Delhaize "Le Lion" from three to five, respectively, and to provide that Mr. Ketner will include Mr. Tom E. Smith as one of his designees as long as Mr. Smith is an officer of the Company. The Shareholders 1983 Agreement, as amended, further provides that in the event of cumulative voting, the parties will cumulate their votes to elect first the five Directors designated by Delhaize "Le Lion", then for such number of the Directors designated by Mr. Ketner as the cumulative voting power of the parties permits.Item 7. Material to be Fixed as Exhibits.

          A copy of the Amendment dated as of March 7, 1985, to the Shareholders 1963 Agreement is attached as Exhibit C hereto.Signatures.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
FOR DELHAIZE "LE LION":
Under the authority granted by the Board of Directors of Delhaize "Le Lion":

     February 26, 1988                       February 26, 1988
     (Date)                                  (Date)


     /s/Gui de Vaucleroy                     /s/Guy Beckers
     (Signature)                             (Signature)


     Gui de VAUCLEROY                        Guy BECKERS
     (Name)                                  (Name)


     Chief Operating Officer                 Chief Executive Officer
     (Title)                                 (Title)


FOR DETLA:

Under authority granted by the Board of Directors of Detla:


   February 22, 1988
(Date)


/s/ Jacques Le Clercq

(Signature)


Jacques Le Clercq
(Name)


President
(Title)

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Amendment No. 3 to Schedule 13D is true, complete and correct.

RALPH W. KETNER               TOM E. SMITH



March 8, 1988                 March 8, 1988
(Date)                        (Date)



/s/ Ralph W. Ketner/          /s/ Tom E. Smith
(Signature)                   (Signature)

                                                           Attachment No. 5




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)<F1>


                                FOOD LION, INC.
                               (Name of Issuer)

                     Class B Common Stock, $.50 per share
                        (Title of Class of Securities)

                                  344775-10-1
                                (CUSIP Number)

                                Gwynne H. Wales
                                 White & Case
                          1155 Avenue of the Americas
                           New York, New York  10036
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 22, 1988
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box (   ).

Check the following box if a fee is being paid with the statement (   ).  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





























                       (Continued on following page(s))
                              Page 1 of 36 Pages
                                 SCHEDULE 13D

 CUSIP No. 344775-10-1                             Page 2 of 36 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Etablissements Delhaize Freres et Cie, "Le Lion" S.A. ("Delhaize 'Le Lion'"). Delhaize "Le Lion" has no I.R.S. identification number.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      Not applicable
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Belgium

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:
      85,342,290 shares of Class B Common Stock

 9    SOLE DISPOSITIVE POWER:
      56,301,642 shares of Class B Common Stock
 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,342,290 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.4% Shares of Class B Common Stock

 14   TYPE OF REPORTING PERSON*
      CO

              * SEE INSTRUCTIONS BEFORE FILLING OUT!SCHEDULE 13D


 CUSIP No. 344775-10-1                             Page 3 of 36 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Delhaize The Lion America, Inc. ("Detla")
      EI No. 51-0232323

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      Not applicable
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7    SOLE VOTING POWER:
 8    SHARED VOTING POWER:
      85,342,290 shares of Class B Common Stock

 9    SOLE DISPOSITIVE POWER:
      23,994,000 shares of Class B Common Stock

 10   SHARED DISPOSITIVE POWER
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,342,290 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.4% shares of Class B Common Stock
 14   TYPE OF REPORTING PERSON*
      CO

              * SEE INSTRUCTIONS BEFORE FILLING OUT!SCHEDULE 13D


 CUSIP No. 344775-10-1                             Page 4 of 36 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ralph W. Ketner
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

      SEC USE ONLY

 4    SOURCE OF FUNDS*
      Not applicable
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:
      85,342,290 shares of Class B Common Stock

 9    SOLE DISPOSITIVE POWER:
      3,902,042 shares of Class B Common Stock
 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,342,290 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.4% Shares of Class B Common Stock

 14   TYPE OF REPORTING PERSON*
      IN


              * SEE INSTRUCTIONS BEFORE FILLING OUT!SCHEDULE 13D

 CUSIP No. 344775-10-1                             Page 5 of 36 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tom E. Smith

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY
 4    SOURCE OF FUNDS*
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER:
      85,342,290 shares of Class B Common Stock
 9    SOLE DISPOSITIVE POWER:
      1,144,606 shares of Class B Common Stock

 10   SHARED DISPOSITIVE POWER
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,342,290 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.4% of Class B Common Stock

 14   TYPE OF REPORTING PERSON*
      IN


                 * SEE INSTRUCTIONS BEFORE FILLING OUT!Item 2.Identity and Background
(f) DETLA

Directors and Executive Officers.
          Reference is made to Exhibit B which is incorporated herein by reference.
     Disclosure of Legal Proceedings.
          Neither Detla nor any director or officer of Detla has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.
     (g)  Delhaize "Le Lion"
     Directors and Executive Officers.
     Reference is made to Exhibit A which is incorporated herein by reference. Disclosure of Legal Proceedings.
          Neither Delhaize "Le Lion" nor any director or officer of Delhaize "Le Lion" has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.
Item 4.   Purpose of Transaction.
          The Shareholders 1983 Agreement, as described in Item 6 of Amendment No. 2 to Schedule 13D filed by Delhaize "Le Lion" on September 1, 1983, was superseded on September 22, 1988 by the 1988 Shareholders Agreement (the "1988 Shareholders Agreement"), a copy of which is attached hereto as Exhibit C. This summary of provisions, including the definitions of defined terms not defined herein, is qualified in its entirety by reference to the 1988 Shareholders Agreement.
          (a)  Not applicable.
          (b)  Not applicable.
          (c)  Not applicable.
          (d) Pursuant to Section 1 of the 1988 Shareholders Agreement, the Shareholders agree to vote their Securities and otherwise participate in the election of directors as follows:
               a. to (i) vote their Securities to decrease the number of directors of Food Lion, Inc., a North Carolina corporation (the "Company") from 10 to eight at the 1990 Annual Meeting of Shareholders; (ii) vote their Securities to increase the number of directors from eight to 10 at the 1993 Annual Meeting of Shareholders; and (iii) vote their Securities to maintain the number of directors then in office at all other shareholder meetings at which directors are elected;

               b. to designate from the slate of nominees for director, that number of persons equal to 50% of the total number of directors to be elected as designees of Delhaize "Le Lion" and that number of persons equal to 50% of the total number of directors to be elected as designees of Tom Smith; and

               c. at each election of directors of the Company, (i) to elect or remove Delhaize Designees as directed by Delhaize "Le Lion"; (ii) to elect or remove Smith Designees as directed by Smith; and (iii) in the event of cumulative voting, first, to elect, retain or remove the Delhaize Designees as directed by Delhaize "Le Lion" and, second, to elect, retain or remove the Smith Designees as directed by Smith.

          Pursuant to Section 3(a)(ii)(A) of the 1988 Shareholders Agreement, the Shareholders agree that, during the term of the agreement, the Company's bylaws shall provide that the board of directors may not, without an affirmative vote of more than 80% of the directors, elect a president and chief executive officer other than Smith, and, after the 1990 Annual Meeting of Shareholders, elect a chairman of the board of directors other than Smith.

     (e) The 1988 Shareholders Agreement provides, pursuant to Section 3(b), that the board of directors of the Company shall adopt and maintain a policy to pay cash dividends in any fiscal year in an aggregate amount equal to 25% of the projected consolidated after-tax income (excluding extraordinary items as determined in accordance with generally accepted accounting principles then in effect) of the Company for such fiscal year (as such projection is set forth in the Company's budget for such year as submitted to and approved by the Finance Committee of the board of directors) and in accordance with the requirements and subject to the limitations of North Carolina law and applicable covenants contained in debt instruments and other financing documents to which the Company is a party which have been approved by the affirmative vote of at least a majority of the Finance Committee; provided such dividends may exceed 25% if approved by an affirmative vote of more than 80% of the board of directors of the Company; and provided further, that the obligations of the Shareholders under the 1988 Shareholders Agreement shall not be affected by any action of the board of directors to modify this policy if it determines that retention of earnings to meet reasonably anticipated needs of the Company's business would prevent the payment of dividends at such rate; and provided further that (i) the Shareholders acknowledge that the 1988 Shareholders Agreement does not create any legally enforceable obligation to cause a dividend policy referred to above to be put into effect or otherwise to influence action taken by the board of directors with respect to the declaration of dividends and (ii) the declaration or payment of any dividend is subject to the requirements of North Carolina law and the business judgment of the board of directors.

     (f)  Not applicable.

     (g) In addition, pursuant to Section 2 of the 1988 Shareholders Agreement, Delhaize "Le Lion" and Detla must use their best efforts to prevent a change in control of Delhaize "Le Lion", Detla or the Company by takeover, merger, tender offer or otherwise.

     (h)  Not applicable.

     (i)  Not applicable.

     (j)  Not applicable.
Item 5.   Interest in Securities of the Issuer.

     (a) The number and percentage of shares of Class B. Common Stock solely beneficially owned by each reporting person as of January 20, 1988 are as follows:



                                                                      Percentage of Outstanding
 Name of Reporting                                                    Class B Common Stock of
 Person                                     Number of Shares          the Company

 Delhaize "Le Lion"                           56,301,642<F1>                      35.3

 Detla                                        23,994,000<F1>                      15.0

 Ralph W. Ketner                               3,902,042<F1><F2>                   2.4
 Tom E. Smith                                  1,144,606<F1><F2>                   0.7

                                              85,342,290                          53.4

         <F1>    Reference is made to Item 6 of this Statement.

         <F2>    Includes all options presently exercisable or exercisable within 60 days.


     (b)  Reference is made to pages 2, 3, 4 and 5 of this Statement.
     (c)  Since July 23, 1988, the following transactions took place:

                                                    Amount of
 Reporting                    Date of               Securities                Price Per          Type of
 Person                       Transaction           Involved                  Share              Transaction

 Tom E. Smith                 8/3/88                1,000 shares              N.A.               Gift


     (d)  Not applicable

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


          The 1988 Shareholders Agreement, described arrangements among the persons named in Item 2 of Amendment No. 4 to Schedule 13D with respect to securities of the Company. The summary of such provisions, including the definitions of defined terms not defined herein, is qualified in its entirety by reference to the 1988 Shareholders Agreement, attached hereto as Exhibit C.
          Pursuant to Section 1 of the 1988 Shareholders Agreement, the Shareholders agree to vote their Securities and otherwise participate in the election of directors as follows:
     (a) to (i) vote their Securities to decrease the number of directors of the Company from 10 to eight at the 1990 Annual Meeting of Shareholders; (ii) vote their Securities to increase the number of directors from eight to 10 at the 1993 Annual Meeting of Shareholders; and (iii) vote their Securities to maintain the number of directors then in office at all other shareholder meetings at which directors are elected;

     (b) to designate from the slate of nominees for director, that number of persons equal to 50% of the total number of directors to be elected as designees of Delhaize "Le Lion" and that number of persons equal to 50% of the total number of directors to be elected as designees of Tom Smith; and
     (c) at each election of directors of the Company, (i) to elect or remove Delhaize Designees as directed by Delhaize "Le Lion"; (ii) to elect or remove Smith Designees as directed by Smith; and (iii) in the event of cumulative voting, first, to elect, retain or remove the Delhaize Designees as directed by Delhaize "Le Lion" and, second, to elect, retain or remove the Smith Designees as directed by Smith.
Item 7.   Material to be Filed as Exhibits.

          A copy of the 1988 Shareholders Agreement is attached as Exhibit C hereto.Signatures.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
FOR DELHAIZE "LE LION":
Under the authority granted by the Board of Directors of Delhaize "Le Lion":

     September 22, 1988                      September 22, 1988
     (Date)                                  (Date)

     /s/ Guy Beckers                         /s/ Gui de Vaucleroy
     (Signature)                             (Signature)


     Guy Beckers                             Gui de Vaucleroy
     (Name)                                  (Name)


     Chief Executive Officer                 Chief Operating Officer
     (Title)                                 (Title)


FOR DETLA:

Under authority granted by the Board of Directors of Detla:


September 22, 1988
(Date)


/s/ Jacques Le Clercq
(Signature)


Jacques Le Clercq
(Name)


President
(Title)

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Amendment No. 4 to Schedule 13D is true, complete and correct.

RALPH W. KETNER               TOM E. SMITH



   September 22, 1988            September 22, 1988
(Date)                        (Date)



    /Ralph W. Ketner/             /Tom E. Smith/
(Signature)                   (Signature)

                                                            Attachment No. 6



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5)<F1>

                                FOOD LION, INC.
                               (Name of Issuer)

                     Class B Common Stock, $.50 per share
                        (Title of Class of Securities)

                                  344775-10-1
                                (CUSIP Number)

                                Gwynne H. Wales
                                 White & Case
                          1155 Avenue of the Americas
                              New York, NY  10036
                                 212-819-8200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 13, 1994
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                              Page 1 of 17 Pages
                 Exhibit Index appears on Page 12SCHEDULE 13D
 CUSIP No. 344775-10-1                             Page 2 of 17 pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Establishments Delhaize Freres et Cie, "Le Lion" S.A. ("Delhaize 'Le Lion'"). Delhaize "Le Lion" has no I.R.S. identification number.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY
 4    SOURCE OF FUNDS
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Belgium
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER<F1>:
      85,347,195 shares of Class B Common Stock
 9    SOLE DISPOSITIVE POWER:
      38,060,455 shares of Class B Common Stock

 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,347,195 shares of Class B Common Stock
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.4% of Class B Common Stock

 14   TYPE OF REPORTING PERSON
      CO
<F1>  Pursuant to Rule 13d-4, the Reporting Person hereby expressly disclaims beneficial ownership of shares of Class B Stock beneficially owned by Ralph W.
Ketner and Tom E. Smith.         SCHEDULE 13D

 CUSIP No. 344775-10-1                             Page 3 of 17 pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Delhaize The Lion America, Inc. ("Detla")
      El No. 51-0232323

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7    SOLE VOTING POWER

 8    SHARED VOTING POWER<F1>
      85,347,195 shares of Class B Common Stock
 9    SOLE DISPOSITIVE POWER
      42,235,187 shares of Class B Common Stock

 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,347,195 shares of Class B Common Stock
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.4% of Class B Common Stock

 14   TYPE OF REPORTING PERSON
      CO

<F1>  Pursuant to Rule 13d-4, the Reporting Person hereby expressly disclaims beneficial ownership of shares of Class B Stock beneficially owned by Ralph W.
Ketner and Tom E. Smith.         SCHEDULE 13D

 CUSIP No. 344775-10-1                             Page 4 of 17 pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ralph W. Ketner

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a) (x)
                                    (b) ( )
 3    SEC USE ONLY

 4    SOURCE OF FUNDS
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7    SOLE VOTING POWER:

 8    SHARED VOTING POWER<F1>:
      85,347,195 shares of Class B Common Stock

 9    SOLE DISPOSITIVE POWER:
      4,032,042 shares of Class B Common Stock

 10   SHARED DISPOSITIVE POWER
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,347,195 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.4% of Class B Common Stock
 14   TYPE OF REPORTING PERSON
      IN
<F1>  Pursuant to Rule 13d-4, the Reporting Person hereby expressly disclaims beneficial ownership of shares of Class B Stock beneficially owned by Delhaize "Le Lion," Detla and Tom E. Smith.
                                 SCHEDULE 13D


 CUSIP No. 344775-10-1                             Page 5 of 17 pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tom E. Smith
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a) (x)
                                    (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
      Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    ( )
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 7    SOLE VOTING POWER

 8    SHARED VOTING POWER<F1>
      85,347,195 shares of Class B Common Stock

 9    SOLE DISPOSITIVE POWER
      1,019,511 shares of Class B Common Stock
 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      85,347,195 shares of Class B Common Stock

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

                                    ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.4% of Class B Common Stock

 14   TYPE OF REPORTING PERSON
      IN

<F1>  Pursuant to Rule 13d-4, the Reporting Person hereby expressly disclaims beneficial ownership of shares of Class B Stock beneficially owned by Delhaize "Le Lion," Detla and Ralph W. Ketner. The purpose of this Amendment No. 5 is to add to Items 2, 3, 5 and 7 thereto the information set forth below under the appropriate item.

Item 2.   Identity and Background

          Item 2 is hereby amended to update the list of directors and officers for each of Delhaize "Le Lion" and Detla. Reference is made to amended Exhibit A and amended Exhibit B which are incorporated herein by reference.

Item 3.   Source and Amount of Funds or other Consideration

          See Item 5(c) below.

Item 5.   Interest in Securities of the Issuer

          (d) The number and percentage of shares of Class B Common Stock solely beneficially owned by each reporting person as of March 6, 1992 are as follows:



                                                                                          Percentage of Outstanding Class B
 Name of Reporting                                                                               Common Stock of the
 Person                                                 Number of Shares                                Company

 Delhaize "Le Lion"                                        38,060,455                                   23.8

 Delta                                                     42,235,187                                   26.4
 Ralph W. Ketner                                           4,032,042                                     2.5

 Tom E. Smith                                              1,019,511                                     0.6
                                                           85,347,195                                   53.4

          Notwithstanding the foregoing, each of the reporting persons may be deemed to be the beneficial owner of the shares of Class B Common Stock owned by the other reporting persons. Delhaize "Le Lion" and Detla hereby expressly disclaim beneficial ownership of shares of Class B Common Stock beneficially owned by Ralph W. Ketner and Tom E. Smith; Ralph W. Ketner hereby expressly disclaims beneficial ownership of shares of Class B Common Stock beneficially owned by Delhaize "Le Lion", Detla and Tom E. Smith; and Tom E. Smith hereby expressly disclaims beneficial ownership of shares of Class B Common Stock beneficially owned by Delhaize "Le Lion", Detla and Ralph W. Ketner.

          (e)  Reference is made to pages 2, 3, 4 and 5 of this Schedule.

          (f) On January 13, 1992 Delhaize "Le Lion" transferred to Detla 18,241,187 shares of Class B Common Stock of the Company as a contribution to the capital of Detla. In addition, on January 6, 1992, Tom E. Smith donated 2200 shares of Class B Common Stock to Livingston College and on March 2, 1992 Tom E. Smith donated 1,150 shares of Class B Common Stock to Lutheran Services For The Aging, Inc.

          (g)  Not applicable.

          (h)  Not applicable.

Item 7.   Material to Be Filed as Exhibits

        Exhibit No.                                                    Description

             A              List of Directors and Officers of Delhaize "Le Lion"

             B              List of Directors and Officers of Detla

             1              Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii)


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 6, 1992


                              ETABLISSEMENTS DELHAIZE
                                FRERES ET CIE, "LE LION"
                                S.A.



                              By:        /s/ Gui de Vaucleroy
                                 Name:   Gui de Vaucleroy
                                 Title:  President and CEO

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 6, 1992


                              DELHAIZE THE LION AMERICA
                                INC.



                              By:        /s/ Gui de Vaucleroy
                                 Name:   Gui de Vaucleroy
                                 Title:  CEO and Chairman

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 19, 1992

                                    /s/ Ralph W. Ketner
                                    Ralph W. Ketner


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 19, 1992



                                    /s/ Tom E. Smith
                                    Tom E. Smith